                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark one)

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the fiscal year ended December 31, 1999

                                       OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from _________ to _________


                         Commission file number 0-29818

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    LifePoint Hospitals, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            LifePoint Hospitals, Inc.
                           103 Powell Court, Suite 200
                               Brentwood, TN 37027

                    LifePoint Hospitals, Inc. Retirement Plan

             Audited Financial Statements and Supplemental Schedules

    For the period from May 11, 1999 (date of inception) to December 31, 1999

                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statement of Net Assets Available for Benefits.................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4

Supplemental Schedules

Schedule of Assets Held for Investment Purposes at End of Year................12
Schedule of Reportable Transactions...........................................13

                         Report of Independent Auditors

The Plan Sponsor
LifePoint Hospitals, Inc. Retirement Plan

We have audited the accompanying statement of net assets available for benefits of LifePoint Hospitals, Inc. Retirement Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the period May 11, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, and the changes in its net assets available for benefits for the period May 11, 1999 (date of inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the period May 11, 1999 (date of inception) to December 31, 1999 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Nashville, Tennessee
June 22, 2000

                    LifePoint Hospitals, Inc. Retirement Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 1999

                                                      Participants'         ESOP Shares
                                                        Accounts               Fund
                                                       (Allocated)         (Unallocated)            Total
                                                  ----------------------------------------------------------------
ASSETS
Investments, at fair value                          $ 136,541,540        $     32,311,783     $    168,853,323
Employer contributions receivable                              --               2,527,314            2,527,314
                                                  ----------------------------------------------------------------
                                                      136,541,540              34,839,097          171,380,637


LIABILITIES
Cash overdraft                                             33,839                      --               33,839
Accrued interest payable to
   LifePoint Hospitals, Inc.                                   --               1,438,050            1,438,050
Note payable to LifePoint
   Hospitals, Inc.                                             --              32,162,266           32,162,266
Excess contributions payable                              150,661                      --              150,661
                                                  ----------------------------------------------------------------
                                                          184,500              33,600,316           33,784,816
                                                  ----------------------------------------------------------------
Net assets available for benefits                   $ 136,357,040        $      1,238,781     $    137,595,821
                                                  ================================================================







See accompanying notes

                    LifePoint Hospitals, Inc. Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

        Period from May 11, 1999 (date of inception) to December 31, 1999


                                                       Participants'         ESOP Shares
                                                         Accounts               Fund
                                                        (Allocated)         (Unallocated)            Total
                                                 ----------------------------------------------------------------
ADDITIONS
   Net appreciation in fair value
      of investments                                   $ 17,211,437         $    838,440         $ 18,049,877
   Interest and dividend income                             243,823                   --              243,823
   Employer contributions                                   688,923            2,527,314            3,216,237
   Participants' contributions                            3,039,907                   --            3,039,907
                                                 ----------------------------------------------------------------
Total additions                                          21,184,090            3,365,754           24,549,844


DEDUCTIONS
   Benefits paid                                          5,221,568                   --            5,221,568
   Interest expense                                              --            1,438,050            1,438,050
   Administrative expenses                                  185,556                   --              185,556
                                                 ----------------------------------------------------------------
Total deductions                                          5,407,124            1,438,050            6,845,174

Allocation of ESOP shares to Plan                           688,923             (688,923)                  --

Transfers from HCA - The Healthcare
   Company-sponsored plans                              119,891,151                   --          119,891,151
                                                 ----------------------------------------------------------------

Net increase in net assets available
    for benefits                                        136,357,040            1,238,781          137,595,821
Net assets available for benefits at
    beginning of period                                          --                   --                   --

                                                 ----------------------------------------------------------------
Net assets available for benefits at
    end of period                                      $136,357,040         $  1,238,781         $137,595,821
                                                 ================================================================


See accompanying notes.

                    LifePoint Hospitals, Inc. Retirement Plan

                          Notes to Financial Statements

                                December 31, 1999



1. DESCRIPTION OF THE PLAN

The following description of LifePoint Hospitals, Inc. Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of LifePoint Hospitals, Inc. (the "Company") who have completed two full months of service and are age 21 or older. The Plan was effective May 11, 1999. On May 11, 1999, HCA-The Healthcare Company (previously Columbia/HCA Healthcare Corporation) ("HCA") created two tax-free spin-off companies, the Company and Triad Hospitals, Inc. Effective with the spin-off, the investment accounts of employees of the newly formed Company were transferred to the Plan. All employees of the Company at May 11, 1999 were eligible to participate in the Plan except employees covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is also an "employee stock ownership plan" (ESOP) within the meaning of
Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the "Code"). As an ESOP, the Plan generates certain favorable federal income tax consequences to the Company and the beneficiaries of the Plan.

CONTRIBUTIONS

Participants may elect to contribute a fixed percentage or a dollar amount of a participant's pre-tax compensation ("Salary Deferral Contribution") and voluntary after-tax amounts ("Employee Voluntary Contributions"). The total of Salary Deferral Contributions elected by a participant cannot exceed 15% of the participant's compensation for a plan year. The total of Employee Voluntary Contributions elected by a participant cannot exceed 10% of the participant's compensation for the plan year.

In addition, the Company makes a matching contribution of Company stock in an amount equal to 50% of the amount the participant has elected as a Salary Deferral Contribution for that payroll period ("Salary Deferral Matching Contribution Allocation") and an amount equal to 18% of the amount the participant has elected as an Employee Voluntary Contribution for that payroll period ("Employee Voluntary Matching Contribution Allocation"). The Salary Deferral Matching Contribution Allocation for any participant is limited to 1.5% of a participant's compensation for the plan year.

                    LifePoint Hospitals, Inc. Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

In any plan year the Company may contribute to participants' accounts cash or Company stock as determined by the Company's Board of Directors ("ESOP Contributions"). In addition, discretionary Company profit sharing contributions may be made upon a vote of the Board of Directors ("Profit Sharing Contributions"). To be eligible for an allocation of the ESOP Contributions and Profit Sharing Contributions, a participant must meet the following requirements:

     (i)   Participant is age 21 or older on the last day of the plan year,
     (ii)  Participant completed one year of service during the plan year, and
     (iii) Participant is an employee as of the last day of the plan year.

An additional contribution by the Company in an amount determined by the Company to assure that the Plan satisfies certain tests under the Code may be allocated solely to the accounts of participants who are considered non-highly compensated employees and have elected to make Salary Deferral Contributions for the Plan year ("Unilateral Employer Contributions").

Contributions are subject to certain limitations under the Code.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's contribution of shares of the Company's common stock released by the trustee from the suspense account and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

PAYMENT OF BENEFITS

Upon retirement, disability or death, the total vested value of a participant's account is distributed to the participant or the beneficiary in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. A participant's contributions may also be withdrawn for certain hardship situations.

                    LifePoint Hospitals, Inc. Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant's vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates ranged from 7.75% to 8.50% for 1999. Principal and interest are paid ratably through payroll deductions.

VESTING AND FORFEITURES

Participants are immediately 100% vested in their Salary Deferral Contributions, Employee Voluntary Contributions, Employee Voluntary Matching Contribution Allocations, Unilateral Employer Contributions, rollover contributions plus investment earnings arising from these contributions. Salary Deferral Matching Contribution Allocations, ESOP Contributions, Profit Sharing Contributions and certain accounts transferred from HCA-sponsored benefit plans are subject to a vesting schedule based on the number of years of a participant's complete service as follows:

                   YEARS OF SERVICE                     VESTED PERCENTAGE
             --------------------------------        ----------------------
             Less than 3 years                                 0%
             3 years but less than 4                           20%
             4 years but less than 5                           40%
             5 years but less than 6                           60%
             6 years but less than 7                           80%
             7 years or more                                   100%

Participants' interest in their accounts become 100% vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, attain age 55 and have completed 10 years of service, incur a total and permanent disability or die while employed by the Company.

If a participant who is not fully vested terminated employment with the Company, the participant is entitled to the vested portion of his/her account. The nonvested portion is forfeited and is used to reduce future Company contributions, pay administrative expenses of the Plan or is reallocated to participants of the Plan, if forfeitures from ESOP accounts occur.

                    LifePoint Hospitals, Inc. Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants will receive the vested and non-vested portions of their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are held and transactions are executed by U.S. Trust Company, N.A., (the "ESOP Trustee"), for the ESOP portion of the Plan and by Northern Trust Company (the "Trustee") for the non-ESOP portion of the Plan. Investments in collective trust funds and equity securities are stated at fair value by the ESOP Trustee and the Trustee and are based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at fair value, which is approximated by cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES

Administrative expenses, including legal and participant accounting, and all expenses directly relating to the investments are charged to and paid by the Plan unless paid by the Company.

                    LifePoint Hospitals, Inc. Retirement Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BENEFIT PAYMENTS

Benefits are recorded when paid.

3. INVESTMENTS

From the period May 11, 1999 (date of inception) to December 31, 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Common Stock                                                         $ 8,996,043
Shares of Registered Investment Companies                              9,053,834
                                                                     -----------
                                                                     $18,049,877
                                                                     ===========

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 1999 are as follows:

HCA - The Healthcare Company Common Stock                            $41,017,714
Northern Trust Company Stock Index Fund                               36,466,230
LifePoint Hospitals, Inc. Common Stock*                               34,172,818
Northern Trust Company Stable Value Asset Fund                        25,864,004
Northern Trust Company Small Company Index Fund                       14,846,168
Northern Trust Company International Equity Index Fund                 8,067,250


*Includes non-participant directed investments

                    LifePoint Hospitals, Inc. Retirement Plan

4. NOTE PAYABLE TO LIFEPOINT HOSPITALS, INC.

On June 9, 1999, the Plan purchased 2,796,719 shares of the Company's common stock from the Company at $11.50 per share for an aggregate purchase price of approximately $32,162,000. The Plan funded the stock purchase through the issuance of a note payable to the Company (the "ESOP Note") equal to the purchase price. The ESOP Note is secured by a pledge of the unallocated stock held by the trust. Terms of the ESOP Note call for repayment in ten annual payments of $4,636,517, which includes interest on the outstanding principal balance at an annual rate of 8%.

The purchased shares are held by the ESOP Trustee in a suspense account and a portion of these shares are allocated on a quarterly and annual basis. Through December 31, 1999, 61,300 shares have been allocated to participant accounts.

The price paid for the purchase of the Company's common stock was acknowledged to be no greater than the prevailing price of the Company's common stock quoted on NASDAQ at June 9, 1999. The Company makes contributions in cash to the Plan, which when aggregated with the Plan's dividends and interest earnings, equal the amount necessary to enable the Plan to make regularly scheduled payments of principal and interest due on the ESOP Note. Based on this determination, and subject to limitations contained in the Code, the Company is entitled to claim an income tax deduction for contributions to the Plan for the year to which such contributions relate. The participants and beneficiaries of the Plan are not subject to income tax with respect to contributions made on their behalf until they receive distributions from the Plan.

The scheduled amortization of the ESOP Note for the next five years and thereafter is as follows:

               2000                              $     5,517,880
               2001                                    2,504,966
               2002                                    2,705,363
               2003                                    2,921,792
               2004                                    3,155,535
               Thereafter                             15,356,730
                                                 ===============
                                                 $    32,162,266
                                                 ===============

                    LifePoint Hospitals, Inc. Retirement Plan

5. NONPARTICIPANT-DIRECTED INVESTMENT

Information about net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment in LifePoint Hospitals, Inc. common stock is as follows:

                                              DECEMBER 31, 1999

                             Allocated            Unallocated              Total
                          ----------------------------------------------------------
Number of shares                61,300              2,735,419             2,796,719
                          ==========================================================
Fair value                    $724,461            $32,311,783           $33,036,244
                          ==========================================================

                                                                       MAY 11, 1999 -
                                                                    DECEMBER 31, 1999
                                                                    -----------------
ESOP shares purchased through the issuance
     of the ESOP Note                                                   $32,162,266
Unrealized appreciation in fair value                                       873,978
                                                                        -----------
                                                                        $33,036,244
                                                                        ===========



6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 4, 1999, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.

                    LifePoint Hospitals, Inc. Retirement Plan

7. PARTY-IN-INTEREST TRANSACTIONS

Transactions with parties-in-interest include the issuance of the ESOP Note payable to the Company for the purchase of the Company's common stock and contributions received by the Plan from the Company to fund principal and interest payments on the ESOP Note. Certain Plan investments are shares of trust funds managed by the Trustee and therefore, such transactions qualify as party-in-interest.

Party-in-Interest transactions also include purchases and sales of assets through the Trustee.

                    LifePoint Hospitals, Inc. Retirement Plan
                          EIN: 62-1762163 Plan No.: 001
                               Schedule H Line 4i
         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999



                                            (c)DESCRIPTION OF INVESTMENT
                                               INCLUDING MATURITY DATE,
       (b)IDENTITY OF ISSUE, BORROWER     RATE OF INTEREST, COLLATERAL, PAR OR                       (e)CURRENT
 (a)         OR SIMILAR PARTY                       MATURITY VALUE                   (d)COST             VALUE
-------------------------------------------------------------------------------------------------------------------
   *     Northern Trust Company             Stable Value Asset Fund                       #        $     25,864,004
   *     Northern Trust Company             Aggregate Bond Index Fund                     #               4,214,957
   *     Northern Trust Company             Stock Index Fund                              #              36,466,230
   *     Northern Trust Company             Small Company Index Fund                      #              14,846,168
   *     Northern Trust Company             International Equity Index Fund               #               8,067,250
   *     Northern Trust Company             Short Term Investment Fund                    #                 259,617
   *     LifePoint Hospitals, Inc.          Common Stock                            $33,988,282          34,172,818
         HCA - The Healthcare
            Company                         Common Stock                                  #              41,017,714
         Triad Hospitals, Inc.              Common Stock                                  #               1,030,013
         Participant Loans                  Interest rate ranges from
                                            7.75% to 8.5%                                 #               2,914,552
                                                                                                   ----------------
                                                                                                   $    168,853,323
                                                                                                   ================


*Indicates a party-in-interest to the Plan.
#Not necessary as this is participant-directed.

                    LifePoint Hospitals, Inc. Retirement Plan
                          EIN: 62-1762163 Plan No.: 001

            Schedule H, Line 4j - Schedule of Reportable Transactions

                  Period from May 11, 1999 to December 31, 1999


                                                                                               (h) CURRENT
                         (b) DESCRIPTION OF ASSET                                                VALUE OF
                           INCLUDING INTEREST AND                                                ASSET ON
(a) IDENTITY OF PARTY       MATURITY IN A CASE       (c) PURCHASE    (d) SELLING  (g) COST OF   TRANSACTION   (i) NET
       INVOLVED                  OF A LOAN               PRICE          PRICE       ASSET           DATE       GAIN
---------------------------------------------------------------------------------------------------------------------
Category (i)--Individual transaction in excess of 5% of plan assets

LifePoint Hospitals, Inc.      Common Stock           $32,162,266         $-     $32,162,266    $32,162,266     $--


There were no category (ii), (iii) or (iv) reportable transactions during 1999.

Columns (e) and (f) are not included as they are not applicable.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 LifePoint Hospitals, Inc. Retirement Plan

Date: June 28, 2000              /s/ Kenneth C. Donahey
                                 -------------------------------------
                                 Kenneth C. Donahey
                                 Senior Vice President & Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit   Description
-------   -----------
  23.     Independent Auditors' Consent
